Winston Fisher

Partner

Finance, Acquisitions and New Development,
Executive Vice Chairman, Fisher House Foundation

Winston C. Fisher directs the company's financing/investing activities, property acquisitions and dispositions, and oversees all new development initiatives. With experience across a broad range of transactions, Mr. Fisher leads all financial analysis, due diligence, project capitalization efforts and joint-venture partnerships for new and distressed real estate projects. In addition to his active participation in the company's development projects, he also manages the firm's day-to-day investment portfolio, including asset allocation, risk management and investment manager selection.

Mr. Fisher is the Co-Chair of the NYC Regional Economic Development Council, and serves as a Trustee on the Citizens Budget Commission. He is a member of the Real Estate Board of New York, and serves on the Executive Committee. Mr. Fisher is also on the Board of Trustees at Syracuse University, and the Horace Mann School.

Involved in a number of philanthropic activities, Mr. Fisher is on the Board of the Intrepid Fallen Heroes Fund, and has been active through Team Intrepid Fallen Heroes in participating in extreme sports to raise funds to support our U.S. wounded troops. He also serves on the Board of the Intrepid Sea, Air & Space Museum.

Prior to joining Fisher Brothers in the Spring of 2000, Mr. Fisher worked as an analyst at JP Morgan Chase. After successfully completing his tenure at Chase, he joined Heller Financial working in Private Equity Acquisitions Finance and Asset-backed transactions in 1999. He holds a Bachelor of Arts degree in Philosophy from Syracuse University, class of '96.